Neovasc Announces German Reimbursement Renewal

VANCOUVER and MINNEAPOLIS

Neovasc, Inc. ("Neovasc" or "the Company") (NASDAQ , TSX : NVCN) today announced the German Institute for the Hospital Remuneration System ("InEK") has awarded the Neovasc Reducer™ ("Reducer"), a CE-Marked medical device for the treatment of refractory angina, NUB Status 1 designation for 2023.

New examination and treatment methods (NUBs) are comprised of novel and innovative medicines, medical products and procedures that can be utilized by hospitals before reaching full reimbursement eligibility. The NUB process opens the path for negotiations between hospitals and health insurers for the reimbursement of new medical treatments in the German healthcare system. InEK is responsible for prioritizing new therapies in Germany through the NUB process.

Reducer has been granted Status 1, the highest priority designation available. The NUB decision is valid for one year and can be renewed annually. For 2023, 329 German hospitals applied for the Reducer NUB, up from 256 in 2022, and they can now negotiate full reimbursement coverage for the Reducer therapy.

"Once again, our team has been successful in securing positive reimbursement in Germany," commented Fred Colen, Chief Executive Officer of Neovasc. "Obtaining NUB Status 1 for 2023 from the German reimbursement authorities is a vital component of our overall strategy of making the Reducer available to more patients suffering from an often-debilitating disease. It is particularly gratifying to see the number of German hospitals applying for Reducer NUB increase at such a rapid pace."

About Reducer

The Reducer is CE-marked in the European Union for the treatment of refractory angina, a painful and debilitating condition that occurs when the coronary arteries deliver an inadequate supply of blood to the heart muscle, despite treatment with standard revascularization or cardiac drug therapies. It affects millions of patients worldwide, who typically lead severely restricted lives as a result of their disabling symptoms, and its incidence is growing. The Reducer provides relief of angina symptoms by altering blood flow within the myocardium of the heart and increasing the perfusion of oxygenated blood to ischemic areas of the heart muscle. Placement of the Reducer is performed using a minimally invasive transvenous procedure.

While the Reducer is not approved for commercial use in the United States, it is being studied in the COSIRA-II Clinical Trial, and the FDA granted Breakthrough Device designation to the Reducer in October 2018. Breakthrough designation is granted by the FDA in order to expedite the development and review of a device that demonstrates compelling potential to provide a more effective treatment or diagnosis of life-threatening or irreversibly debilitating diseases. In addition, there must be no FDA approved treatments presently available, or the technology must offer significant advantages over existing approved alternatives.

Refractory angina, resulting in continued symptoms despite maximal medical therapy and without revascularization options, is estimated to affect 600,000 to 1.8 million Americans, with 50,000 to 100,000 new cases per year.

About Neovasc Inc.

Neovasc is a specialty medical device company that develops, manufactures, and markets products for the rapidly growing cardiovascular marketplace. Its products include Reducer, for the treatment of refractory angina, which is under clinical investigation in the United States and has been commercially available in Europe since 2015, and Tiara™, for the transcatheter treatment of mitral valve disease, which is under clinical investigation in the United States, Canada, Israel, and Europe and for which activity has been indefinitely paused. The company remains committed to the ongoing follow-up of patients in Tiara clinical trials and has paused all other Tiara activities. For more information visit: www.neovasc.com.

Investors

Mike Cavanaugh

ICR Westwicke

Phone: +1.646.877.9641

Mike.Cavanaugh@westwicke.com

Media

Sean Leous

ICR Westwicke

Phone: +1.646.866.4012

Sean.Leous@westwicke.com

Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws that may not be based on historical fact. When used herein, the words expect, anticipate, estimate, may, will, should, intend, believe, and similar expressions, are intended to identify forward-looking statements. Forward-looking statements contained in the news release may involve, but are not limited to, statements regarding the aims and objectives of the Reducer study, the nature and implications of the results of the Reducer study, the potential commercialization of the Reducer in the United States, the growing incidence of refractory angina, the growth of the cardiovascular marketplace, the number of sites to be added to the COSIRA-II Trial. Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances.  Many factors and assumptions could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, risks around the Company's ability to continue as a going concern; risks around the Company's history of losses and significant accumulated deficit; risks related to the COVID-19 coronavirus outbreak or other health epidemics, which could significantly impact the Company's operations, sales or ability to raise capital or enroll patients in clinical trials and complete certain Tiara development milestones on the Company's expected schedule; risks relating to the Company's need for significant additional future capital and the Company's ability to raise additional funding; risks relating to the sale of a significant number of common shares; risks relating to the possibility that the Company's common shares may be delisted from the Nasdaq or the TSX, which could affect their market price and liquidity; risks relating to the Company's conclusion that it did have effective internal control over financial reporting as of December 31, 2021 and 2020 but not at December 31, 2019; risks relating to the common share price being volatile; risks relating to the Company's significant indebtedness, and its effect on the Company's financial condition; risks relating to the influence of significant shareholders of the Company over our business operations and share price; risks relating to lawsuits that the Company is subject to, which could divert the Company's resources and result in the payment of significant damages and other remedies; risks relating to claims by third-parties alleging infringement of their intellectual property rights; risks relating to the Company's ability to establish, maintain and defend intellectual property rights in the Company's products; risks relating to results from clinical trials of the Company's products, which may be unfavorable or perceived as unfavorable; risks associated with product liability claims, insurance and recalls; risks relating to use of the Company's products in unapproved circumstances, which could expose the Company to liabilities; risks relating to competition in the medical device industry, including the risk that one or more competitors may develop more effective or more affordable products; risks relating to the Company's ability to achieve or maintain expected levels of market acceptance for the Company's products, as well as the Company's ability to successfully build its in-house sales capabilities or secure third-party marketing or distribution partners; risks relating to the Company's ability to convince public payors and hospitals to include the Company's products on their approved products lists; risks relating to new legislation, new regulatory requirements and the efforts of governmental and third-party payors to contain or reduce the costs of healthcare; risks relating to increased regulation, enforcement and inspections of participants in the medical device industry, including frequent government investigations into marketing and other business practices; risks relating to the extensive regulation of the Company's products and trials by governmental authorities, as well as the cost and time delays associated therewith; risks relating to post-market regulation of the Company's products; risks relating to health and safety concerns associated with the Company's products and industry; risks relating to the Company's manufacturing operations, including the regulation of the Company's manufacturing processes by governmental authorities and the availability of two critical components of the Reducer; risks relating to the possibility of animal disease associated with the use of the Company's products; risks relating to the manufacturing capacity of third-party manufacturers for the Company's products, including risks of supply interruptions impacting the Company's ability to manufacture its own products; risks relating to the Company's dependence on limited products for substantially all of the Company's current revenues; risks relating to the Company's exposure to adverse movements in foreign currency exchange rates; risks relating to the possibility that the Company could lose its foreign private issuer status under U.S. federal securities laws; risks relating to the possibility that the Company could be treated as a "passive foreign investment company"; risks relating to breaches of anti-bribery laws by the Company's employees or agents; risks relating to future changes in financial accounting standards and new accounting pronouncements; risks relating to the Company's dependence upon key personnel to achieve its business objectives; risks relating to the Company's ability to maintain strong relationships with physicians; risks relating to the sufficiency of the Company's management systems and resources in periods of significant growth; risks relating to consolidation in the health care industry, including the downward pressure on product pricing and the growing need to be selected by larger customers in order to make sales to their members or participants; risks relating to the Company's ability to successfully identify and complete corporate transactions on favorable terms or achieve anticipated synergies relating to any acquisitions or alliances; risks relating to conflicts of interests among the Company's officers and directors as a result of their involvement with other issuers; risks relating to future issuances of equity securities by the Company, or sales of common shares or conversions of convertible notes, and exercise of warrants, options and restricted stock units by our existing security holders, causing the price of the Company's securities to fall; and risks relating to anti-takeover provisions in the Company's constating documents which could discourage a third-party from making a takeover bid beneficial to the Company's shareholders. These risk factors and others relating to the Company are discussed in greater detail in the "Risk Factors" section of the Company's Annual Report on Form 20-F for the year ended December 31, 2021, and the Company's Management Discussion and Analysis for the three and nine months ended September 30, 2022 (a copy of which may be obtained at www.sedar.com or www.sec.gov). The Company has no intention and undertakes no obligation to update or revise any forward-looking statements beyond required periodic filings with securities regulators (copies of which may be obtained at www.sedar.com or www.sec.gov), whether because of new information, future events or otherwise, except as required by law.